UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41647

Ohmyhome Limited

(Exact name of registrant as specified in its charter)

1 Kampong Ampat
#08-11 One KA MacPherson
Singapore 368314

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Ohmyhome Limited (Nasdaq: OMH) (the “Company”), today announced to hold the Annual General Meeting of the Shareholders on July 21, 2026.

The Company’s Annual General Meeting of the Shareholders will be held on July 21, 2026, at 10:00 a.m. local time. The meeting will take place at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314. The matters to be voted on at the meeting are set forth in this Form 6-K filed with the U.S. Securities and Exchange Commission on June 30, 2026. Shareholders of record on July 2, 2026 will be eligible to vote at this meeting.

In connection with the 2026 Annual General Meeting of the Shareholders of the Company, the Company hereby furnishes the following documents:

Exhibits Index

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2026 Annual General Meeting of Shareholders, dated July 21, 2026, to be mailed to shareholders of the Company in connection with the 2026 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2026 Annual General Meeting of Shareholders of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2026
Ohmyhome Limited

	By:	/s/ Agus Prasetyo
	Name:	Agus Prasetyo
	Title:	Chief Executive Officer

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